CACHET FINANCIAL SOLUTIONS, INC.
18671 Lake Drive East
Southwest Tech Center A
MINNEAPOLIS, MINNESOTA 55317
(952) 698-6980

October 19, 2016

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. William Mastrianna

Re:	Cachet Financial Solutions, Inc. Registration Statement on Form S-1 (File No. 333-212610) Request for Withdrawal

Dear Mr. Mastrianna:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Cachet Financial Solutions, Inc., a Delaware Corporation (the “Company”), hereby applies for withdrawal of the Registration Statement on Form S-1 (File No. 333-212610), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Company has determined not to proceed with the public offering contemplated in the Registration Statement at this time.

The Company confirms that no securities of the Company were sold under the Registration Statement.

In accordance with Rule 475(p) under the Securities Act, the Company hereby requests that all fees paid to the U.S. Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

CACHET FINANCIAL SOLUTIONS, INC.

By: /s/ Jeffrey C. Mack

Name: Jeffrey C. Mack

Title: President and Chief Executive Officer